Exhibit 99.2

Hong Kong Pharma Digital Technology Holdings Limited Reports Financial Results for the Six Months Ended September 30, 2024

HONG KONG, March 28, 2025 // -- Hong Kong Pharma Digital Technology Holdings Limited (NASDAQ: HKPD) ("HKPD" or the "Company"), a leading provider of over the counter (“OTC”) pharmaceutical cross-border e-commerce supply chain services in Hong Kong, today announced its unaudited financial results for the six months ended September 30, 2024.

Financial Highlights for the Six Months Ended September 30, 2024:

●	Net Revenues: The Company reported net revenues of $11,091,189, an increase of 58.9% compared to $7,009,209 for the same period in 2023.

●	Revenue Breakdown:

	Six Months ended September 30, 2024	Six Months ended September 30, 2023
Supply chain services	$6,329,678	$4,646,951
Procurement and distribution	4,759,301	2,346,931
Consignment sales and other revenue	2,210	15,327
Total Revenue	$11,091,189	$7,009,209

o	Supply Chain Services: $6,329,678, up 36.3% from $4,646,951 for the same period in 2023.

o	Procurement and Distribution: $4,759,301, a 102.7% increase from $2,346,931 for the same period in 2023.

o	Consignment Sales and Other Revenue: $2,210, down from $15,327 for the same period in 2023.

●	Gross Profit: The gross profit for the period was $1,905,603, a 42.6% increase from $1,335,988 for the same period in 2023.

Total Expenses

●	Total Expenses: Increased to $10,066,706 for the six months ended September 30, 2024, up from $6,667,999 for the same period last year.

	Six Months ended September 30, 2024	Six Months ended September 30, 2023
Changes in inventories of merchandised goods	$4,513,873	$2,171,361
Storage cost	530,012	463,412
Transportation cost	2,619,599	1,046,455
Consumption of packing material	514,714	515,594
Depreciation and amortization	30,153	31,727
Labor cost	1,318,041	1,589,164
Outsourcing expenses	328,755	202,169
Others	211,559	648,117
Total cost of sales, selling, general and administrative expenses	$10,066,706	$6,667,999

Net Income

●	Net Income: The Company achieved a net income of $828,559, a 232.6% increase compared to $249,037 in the same period last year.

Management Commentary

Lap Sun Wong, Chief Executive Officer of HKPD, stated, “The Company has delivered a strong performance for the six months ended September 30, 2024, demonstrating our ability to grow in a competitive and evolving market. The significant increase in net revenues reflects the effectiveness of our strategic initiatives to enhance our supply chain and procurement services. Despite the rise in expenses due to increased marketing efforts and workforce expansion, our net income reflects our focus on profitability and operational efficiency.”

Man Bun Kwok, Chief Financial Officer, added, “While we are pleased with our financial progress, we remain mindful of the importance of maintaining a disciplined cost structure as we scale operations. Our investment in marketing aims to capture additional market share in the OTC pharmaceutical supply chain sector, and we believe these efforts will continue to drive growth in the coming periods.”

About Hong Kong Pharma Digital Technology Holdings Limited

Hong Kong Pharma Digital Technology Holdings Limited offers two main categories of services: (i) OTC pharmaceutical cross-border e-commerce supply chain services through its Hong Kong subsidiary, Joint Cross Border Logistics Company Limited (“Joint Cross Border”), and (ii) OTC pharmaceutical cross-border procurement and distribution through its Hong Kong subsidiary, V-Alliance Technology Supplies Limited.

Through its engagement with OTC pharmaceutical suppliers, logistics companies, and merchants on Chinese e-commerce platforms, Joint Cross Border provides a convenient one-stop solution for Mainland Chinese customers seeking access to OTC pharmaceutical products outside Mainland China.

Joint Cross Border’s comprehensive service offerings include pre-consultation, product information review, procuring overseas OTC pharmaceutical products, enlisting products with the Hong Kong Department of Health, obtaining import and export permits, storing products, packaging, and arranging logistics and end-to-end delivery services for customers.

For more information, please visit the Company's website: www.9zt.hk.

Forward-Looking Statements

All forward-looking statements, expressed or implied, in this release are based only on information currently available to us and speak only as of the date on which they are made. Investors can find many (but not all) of these statements by the use of words such as "approximates," "believes," "hopes," "expects," "anticipates," "estimates," "projects," "intends," "plans," "will," "would," "should," "could," "may" or other similar expressions in this release. Except as otherwise required by applicable law, we disclaim any duty to publicly update any forward-looking statement to reflect events or circumstances after the date of this release. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in our filings with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's filings with the SEC. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries please contact:

Hong Kong Pharma Digital Technology Holdings Limited

Media Contact: pr@9zt.hk

Investor Relations: ir@9zt.hk

Telephone: +852 2618-9289

HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED AND
SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR
LOSS AND OTHER COMPREHENSIVE INCOME
(Expressed in U.S. dollar, except for the number of shares)

		For the Six Months Ended September 30,
	Note	2024 unaudited	2023 unaudited
Revenues	7	$11,091,189	$7,009,209
Cost of revenues	8	(9,185,586)	(5,673,221)
Gross profit		1,905,603	1,335,988

Other income	9	804	427

Operating expenses:
Selling, general and administrative expenses	8	(881,120)	(994,778)
Other gains/(losses), net	10	1,751	(32,817)
Total operating expenses		(879,369)	(1,027,595)
Operating profit		1,027,038	308,820

Financial income	11	1,078	156
Finance costs	11	(49,254)	(34,812)
Finance costs, net		(48,176)	(34,656)

Profit before income taxes		978,862	274,164

Income tax expense	12	(150,303)	(25,127)
Net profit for the year	13	828,559	249,037
Less: profit attributable to non-controlling interests		-	-
Profit attributable to owners of the Company		828,559	249,037

Other comprehensive income
Foreign currency translation adjustments		20,032	227
Comprehensive income attributable to the Company’s shareholders		$848,591	$249,264

Earnings per share
Basic and diluted *	15	$0.083	$0.036

Weighted average number of shares outstanding
Basic and diluted *		10,000,000	6,843,000

HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED AND
SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL
POSITION
(Expressed in U.S. dollar, except for the number of shares)

		September 30,	March 31,
	Note	2024 unaudited	2024 audited
ASSETS
NON-CURRENT ASSETS:
Property and equipment, net	16	119,407	103,242
Intangible assets, net	17	89,299	31,825
Right of use assets, net	25	1,073,857	730,451
TOTAL NON-CURRENT ASSETS		1,282,563	865,518

CURRENT ASSETS:
Deferred IPO costs	21	2,161,496	1,260,075
Inventories	18	555,522	933,299
Trade receivables, net	19	4,880,309	3,698,757
Other receivables and prepayments	19	902,406	1,262,351
Amount due from related parties	23	14,755	19,971
Restricted cash		401	7,682
Cash and cash equivalents	20	364,990	619,575
TOTAL CURRENT ASSETS		8,879,879	7,801,710
TOTAL ASSETS		$10,162,442	$8,667,228

LIABILITIES AND EQUITY

NON-CURRENT LIABILITIES:
Lease liabilities non-current portion	25	200,759	117,836
Longterm bank loan non-current portion	24	1,005,610	1,119,276
TOTAL NON-CURRENT LIABILITIES		1,206,369	1,237,112

CURRENT LIABILITIES:
Trade and other payables	22	1,801,047	$1,416,182
Tax payable	12	345,742	218,831
Contract liabilities	7	74,877	191,066
Due to related parties	23	239,802	500,677
Lease liabilities – current portion	25	910,714	634,504
Current portion of long-term bank loan	24	231,641	180,493
Short-term bank loan	24	-	34,704
TOTAL CURRENT LIABILITIES		3,603,823	3,176,457
TOTAL LIABILITIES		4,810,192	4,413,569

COMMITMENTS AND CONTINGENCIES		-	-

EQUITY:
Ordinary shares, 50,000,000 shares authorized, consisting of 49,501,000 Class A ordinary shares of $0.001 par value per share and 499,000 Class B ordinary shares of $0.001 par value per share *
Class A ordinary shares, 9,501,000 and 6,843,000 shares issued and outstanding at September 30, 2024 and March 31, 2024, respectively *	26	9,501	9,501
Class B Ordinary shares, 499,000 and nil shares issued and outstanding at September 30, 2024 and March 31, 2024, respectively *		499	499
Additional paid in capital	26	3,017,409	3,017,409
Subscription receivable	26	(50,000)	(300,000)
Retained earnings	27	2,359,667	1,531,108
Accumulated other comprehensive (loss) income	27	15,174	(4,858)
TOTAL SHAREHOLDERS’ EQUITY		5,352,250	4,253,659

TOTAL LIABILITIES AND EQUITY		$10,162,442	$8,667,228

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